SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

517125100

(CUSIP Number)

David Clark

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Todd J. Emmerman, Esq.

Brown Rudnick LLP

7 Times Square

New York, NY 10036

(212) 209-4888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event which Requires Filing of this Statement)

_______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC, of which Deerfield Private Design Fund III, L.P. is a member.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC, of which Deerfield Healthcare Innovations Fund, L.P. is a member.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC, of which Deerfield Private Design Fund IV, L.P. is a member.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(4)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P., which is a member of Holdings.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(5)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC. Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund III, L.P., which is a member of Holdings.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(6)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P., which is a member of Holdings.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(7)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., each of which is a member of Holdings.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,091,250 (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,091,250 (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.76%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(8)	Comprised of shares held by Chondrial Therapeutics Holdings, LLC (“Chondrial”).

This Schedule 13D is filed by (i) Deerfield Private Design Fund III, L.P., (ii) Deerfield Healthcare Innovations Fund, L.P., (iii) Deerfield Private Design Fund IV, L.P., (iv) Deerfield Mgmt III, L.P., (v) Deerfield Mgmt HIF, L.P., (vi) Deerfield Mgmt IV, L.P., (vii) Deerfield Management Company, L.P. and (viii) James E. Flynn, a natural person (collectively, the “ Reporting Persons”), with respect to the common stock of Larimar Therapeutics, Inc. Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund IV, L.P are collectively referred to herein as the “ Funds”.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D ”) relates to the shares of common stock, $0.01 par value per share (the “ Common Stock”) of Larimar Therapeutics, Inc., a Delaware corporation (the “ Company ” or the “ Issuer ”) with principal executive offices located at Three Bala Plaza East, Suite 506, Bala Cynwyd, Pennsylvania 19004.

Item 2.	Identity and Background

This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(a)	Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and James E. Flynn.

(b)	Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and James E. Flynn all have the address of 780 Third Avenue, 37th Floor, New York, NY 10017.

(c)	James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P., Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund, L.P. and Deerfield Management Company, L.P. is the investment manager of the Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. purchase, hold and sell securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On August 21, 2017, Deerfield Management Company, L.P. voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “ Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “ Order”). The Order resolved the SEC’s allegations that Deerfield Management Company, L.P., from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management Company, L.P.’s business. The Order alleged that, as part of Deerfield Management Company, L.P.’s research in the healthcare sector, Deerfield Management Company, L.P. engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management Company, L.P.’s employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management Company, L.P. then made those trades. The Order required Deerfield Management Company, L.P. to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management Company, L.P. and provided that Deerfield Management Company, L.P. would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Deerfield Mgmt III, L.P., Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Deerfield Private Design Fund IV, L.P. are Delaware limited partnerships. James E. Flynn is a United States citizen.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Considerations

Prior to the May 28, 2020 merger of the Company’s wholly-owned subsidiary with Chondrial Therapeutics, Inc. (“Chondrial” and such merger, the “Merger”), the Funds had participated in several rounds of equity financings involving Chondrial's parent company, Chondrial Therapeutics Holdings, LLC (“Holdings”). Specifically: Deerfield Private Design Fund III, L.P. acquired 558,265 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,300; Deerfield Healthcare Innovations Fund, L.P. acquired 558,266 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,320; and Deerfield Private Design Fund IV, L.P. acquired 558,268 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,360. In each case, the working capital of the Funds was used to purchase such securities of Holdings.

As a result of certain provisions of Holdings' limited liability company agreement, the Funds (and the other Reporting Persons) may be deemed to beneficially own all of the shares of Common Stock received by Holdings in the Merger.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. Jonathan Leff, a partner of Deerfield Management Company, L.P. who served on the Chondrial board of directors since December 2016, was appointed to serve on the Company’s board of directors upon consummation of the Merger and continues to serve in such capacity.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

For the purpose of calculating the percent of class, the Company’s issued and outstanding shares of Common Stock was 15,319,075 shares of Common Stock, as of May 28, 2020.

(a)

(1)	Deerfield Private Design Fund III, L.P.

	Number of shares:	6,091,250
	Percentage of shares:	39.76%

(2)	Deerfield Healthcare Innovations Fund, L.P.

	Number of shares:	6,091,250
	Percentage of shares:	39.76%

(3)	Deerfield Private Design Fund IV, L.P.

	Number of shares:	6,091,250
	Percentage of shares:	39.76%

(4)	Deerfield Mgmt III, L.P.

	Number of shares:	6,091,250 (comprised of shares held by Holdings)
	Percentage of shares:	39.76%

(5)	Deerfield Mgmt HIF, L.P.

	Number of shares:	6,091,250 (comprised of shares held by Holdings)
	Percentage of shares:	39.76%

(6)	Deerfield Mgmt IV, L.P.

	Number of shares:	6,091,250 (comprised of shares held by Holdings)
	Percentage of shares:	39.76%

(7)	Deerfield Management Company, L.P.

	Number of shares:	6,091,250 (comprised of shares held by Holdings)
	Percentage of shares:	39.76%

(8)	James E. Flynn

	Number of shares:	6,091,250 (comprised of shares held by Holdings)
	Percentage of shares:	39.76%

(b)

	(1)	Deerfield Private Design Fund III, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

	(2)	Deerfield Healthcare Innovations Fund, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

	(3)	Deerfield Private Design Fund IV, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,091,250

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,091,250

	(4)	Deerfield Mgmt III, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,091,250

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,091,250

(5)	Deerfield Mgmt HIF, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

(6)	Deerfield Mgmt IV, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

(7)	Deerfield Management Company, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

(8)	James E. Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,091,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,091,250

The Funds collectively hold a majority of the outstanding Series A Preferred Units of Holdings and, accordingly, the Funds have the ability to elect a majority of the members of Holdings’ board of directors. James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P. and Deerfield Management Company, L.P.

Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P.

Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P.

Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund, L.P.

Deerfield Management Company, L.P. is the investment manager of each of Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.

Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934 with Holdings with respect to the shares held by Holdings (which are reported in this Schedule 13D).

(c)	Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement. In connection with the Merger, the Company agreed to register for resale the shares of Common Stock held by the Funds. In furtherance of such agreement, on June 8, 2020, the Funds and the Company entered into a Registration Rights Agreement, the form of which is attached hereto as Exhibit B, pursuant to which the Company is required to file a registration statement (the “Registration Statement”) with the SEC within 30 days following the date of the consummation of the Merger (the “Registration Deadline”) to register the shares of Common Stock distributable by Holdings to certain of its members, including the Funds. If the Company fails to meet the Registration Deadline or maintain the effectiveness of the Registration Statement for the required effectiveness period, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the holders of the shares of Common Stock. The Company also agreed, among other things, to indemnify the selling holders under the Registration Statement from certain liabilities and to pay all fees and expenses incident to the Company’s performance of or compliance with the Registration Rights Agreement.

Lock-Up Agreement. In connection with the Merger, the Funds and the Company executed a Lock-Up Agreement, the form of which is attached hereto as Exhibit C, pursuant to which the Funds have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of Common Stock received pursuant to the Merger for a period of 180 days.

Item 7.	Material to Be Filed as Exhibits

A. B. C.

Joint Filing Agreement, dated as of June 8, 2020, by and among the Reporting Persons.*

Registration Rights Agreement, dated as of June 8, 2020, by and between the Funds and the Company. *

Lock-Up Agreement, dated as of May 28, 2020, by and between the Funds and the Company. *

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By:	Deerfield Mgmt HIF, L.P., General Partner
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By:	Deerfield Mgmt IV, L.P., General Partner
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III, L.P. is Deerfield Mgmt III, L.P. The address of the principal business and/or principal office of Deerfield Mgmt III, L.P. and Deerfield Private Design Fund III, L.P. is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III, L.P. is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III, L.P. and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Healthcare Innovations Fund, L.P.

The general partner of Deerfield Healthcare Innovations Fund, L.P. is Deerfield Mgmt HIF, L.P. The address of the principal business and/or principal office of Deerfield Healthcare Innovations Fund, L.P. and Deerfield Mgmt HIF, L.P. is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt HIF, L.P.

The general partner of Deerfield Mgmt HIF, L.P. is J.E. Flynn Capital HIF, LLC. The address of the principal business and/or principal office of Deerfield Mgmt HIF, L.P. and J.E. Flynn Capital HIF, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund IV, L.P.

The general partner of Deerfield Private Design Fund IV, L.P. is Deerfield Mgmt IV, L.P.. The address of the principal business and/or principal office of Deerfield Mgmt IV, L.P. and Deerfield Private Design Fund IV, L.P. is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt IV, L.P.

The general partner of Deerfield Mgmt IV, L.P. is J.E. Flynn Capital IV, LLC. The address of the principal business and/or principal office of Deerfield Mgmt IV, L.P. and J.E. Flynn Capital IV, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management Company, L.P. is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management Company, L.P. and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.